UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

BURGER KING HOLDINGS, INC.
(Name of Subject Company (Issuer))

BLUE ACQUISITION HOLDING CORPORATION
BLUE ACQUISITION SUB, INC.
(Name of Filing Persons (Offeror))

3G SPECIAL SITUATIONS FUND II, L.P.
(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

121208201
(CUSIP Number of Class of Securities)

Eric Hirschhorn, Esq.
Blue Acquisition Holding Corporation
c/o 3G Capital, Inc.
600 Third Avenue 37th Floor
New York, New York 10016
(212) 893-6727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Stephen Fraidin, Esq.
William B. Sorabella, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,308,631,968.45	$235,905.46

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 136,465,856 shares of common stock, par value $0.01 per share, at $24.00 per share. The transaction value also includes the aggregate offer price for 3,234,722 shares issuable pursuant to outstanding options with an exercise price less than $24.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $24.00 minus such exercise price.

**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Blue Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Blue Acquisition Holding Corporation, a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.01 per share (“Shares”), of Burger King Holdings, Inc., a Delaware corporation (“Burger King”), at a price of $24.00 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 16, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address.  The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126
(305) 378-3000

(b) Securities.  This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of September 13, 2010, based on information provided by Burger King, there were 136,465,856 Shares issued and outstanding, 3,234,722 Shares were issuable pursuant to outstanding stock options grants with an exercise price of less than $24.00 per Share. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms.  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)

(b) Significant Corporate Events.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Burger King”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Burger King”)

(c) (1)-(7) Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Burger King”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)

(b) Conditions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Burger King”)
THE TENDER OFFER — Section 15 (“Conditions to the Offer”)

(d) Borrowed Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 15 (“Conditions to the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 filed with the Form 8-K, dated September 3, 2010, by Burger King Holdings, Inc.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and
Schedule I attached thereto.
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Burger King”)

(b) Securities Transactions.  None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)
THE TENDER OFFER — Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information.  Not Applicable.

(b) Pro Forma Information.  Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with
Burger King”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Burger King”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 16, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 2, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 2, 2010).
(a)(1)(G)	Press Release issued by 3G Capital on September 9, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Blue Acquisition Holding Corporation and Blue Acquisition Sub, Inc. with the Securities and Exchange Commission on September 9, 2010).
(a)(1)(H)	Summary Advertisement as published in the New York Times on September 16, 2010.
(a)(1)(I)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 16, 2010.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of September 2, 2010, by and among Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(d)(2)	Non-Disclosure and Standstill Agreement, dated as of April 26, 2010, between 3G Capital Partners Ltd. and Burger King Holdings, Inc. (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 16, 2010).
(d)(3)	Limited Guaranty, dated as of September 2, 2010, delivered by 3G Special Situations Fund II, L.P. in favor of Burger King Holdings, Inc.
(d)(4)	Equity Commitment Letter, dated as of September 2, 2010, from 3G Special Situations Fund II, L.P. to Blue Acquisition Holding Corporation.
(d)(5)	Debt Commitment Letter, dated as of September 2, 2010, from JPMorgan Chase Bank, N.A., JPMorgan Securities LLC and Barclays Bank PLC to Blue Acquisition Sub, Inc.
(d)(6)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by Bain Capital Partners (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(d)(7)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by the Goldman Sachs Funds (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(d)(8)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by TPG Capital (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2010

BLUE ACQUISITION SUB, INC.

By:	/s/ Daniel Schwartz
Name:     Daniel Schwartz

Title:	Vice President and Secretary

BLUE ACQUISITION HOLDING CORPORATION

By:	/s/ Daniel Schwartz
Name:     Daniel Schwartz

Title:	Vice President and Secretary

3G SPECIAL SITUATIONS FUND II, L.P.

By:	/s/ Daniel Schwartz
Name:     Daniel Schwartz

Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 16, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 2, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 2, 2010).
(a)(1)(G)	Press Release issued by 3G Capital on September 9, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Blue Acquisition Holding Corporation and Blue Acquisition Sub, Inc. with the Securities and Exchange Commission on September 9, 2010).
(a)(1)(H)	Summary Advertisement as published in the New York Times on September 16, 2010.
(a)(1)(I)	Joint Press Release issued by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. on September 16, 2010.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of September 2, 2010, by and among Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. and Burger King Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(d)(2)	Non-Disclosure and Standstill Agreement, dated as of April 26, 2010, between 3G Capital Partners Ltd. and Burger King Holdings, Inc. (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 16, 2010).
(d)(3)	Limited Guaranty, dated as of September 2, 2010, delivered by 3G Special Situations Fund II, L.P. in favor of Burger King Holdings, Inc.
(d)(4)	Equity Commitment Letter, dated as of September 2, 2010, from 3G Special Situations Fund II, L.P. to Blue Acquisition Holding Corporation.
(d)(5)	Debt Commitment Letter, dated as of September 2, 2010, from JPMorgan Chase Bank, N.A., JPMorgan Securities LLC and Barclays Bank PLC to Blue Acquisition Sub, Inc.
(d)(6)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by Bain Capital Partners (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(d)(7)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by the Goldman Sachs Funds (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(d)(8)	Stockholder Tender Agreement, dated as of September 2, 2010, by and between Burger King Holdings, Inc. and certain private equity funds controlled by TPG Capital (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Burger King Holdings, Inc. with the Securities and Exchange Commission on September 3, 2010).
(g)	None.
(h)	None.